Mail Stop 4561


								June 15, 2006






Ms. Maria L. Bouvette
President and Chief Executive Officer
Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, Kentucky 40223


Re: 	Porter Bancorp, Inc.
      Amendment Number One to Registration Statement on Form S-1
      File No. 333-133198
      Filed May 24, 2006

Dear Ms. Bouvette:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Overview, page 1
1. We note that although you have not provided the number of shares being sold and the number and percentage of shares that will be held by your two major shareholders, you have added disclosure, on page 17, indicating that they will retain an interest in excess of fifty percent and that your directors will not be independent. Please include a statement to that effect in the Overview and summarize that disclosure in a separate section in the summary.


History and Growth, page 1
2. We note the data you added.  Please disclose actual results, not
compound annual growth since your growth has not been constant each
year.   In addition, please provide data for interest income and
interest expense. Substantiate your claim that you have "experienced substantial net income ...growth" by providing data regarding net income.


The Offering, page 6

3. Please tell us how you plan to account for the conversion of your shares of convertible non-voting common stock to shares of voting common stock.


Risk Factors
4. We note your addition of a risk factor, on pages 13-14, addressing competition. Please revise this disclosure as follows:
* address the risk you will lose business to larger financial institutions which because of they have far greater resources than you and greater efficiencies than you will raise interest rates on deposits above the rates you offer and lower interest rates on loans below the rates you offer;
* address the risk that you will loss business to larger financial institutions because larger financial institutions are able to offer a broader range of services than you do; and
* discuss the increasing competition in the banking industry and in online banking in particular.


5. We note your response to comment 10 of our letter to you dated
May
8, 2006. Please revise your discussion, on page 17, of the risks associated with your Chairman and CEO controlling your company as follows:
* as we requested, disclose whether, given their percentage of ownership and with the shares owned by your Chairman`s brother, they will in fact be able to determine who serves as directors and officers and major actions they may control such as amending the articles of incorporation and approving mergers; and
* explain how their interests "may differ" from other shareholders and the consequences of these differences to other shareholders such as those investing in this offering.

6. We note your addition of a risk factor, on page 17, addressing your exemption from Nasdaq corporate governance rules. Please provide more detail and revise this disclosure as follows:
* explain in the caption and in more detail in the text that the consequence of your not complying is that the controlling shareholders will have greater control to make decisions in their own self interest and against the interests of other shareholders and that investors and other shareholders will have fewer procedural and substantive protections against this control;
* clarify, on the fourth line, that you currently do not and after the offering will not comply with the requirements;
* list, using bullet points, those Nasdaq requirements with which you will not comply; and
* please make this disclosure consistent with that on pages 78-79.

7. We note your addition of a risk factor, on pages 17 and 18, regarding dilution. Please revise this disclosure as follows:
* clarify whether "some" or all existing shareholders paid less than your offering price; and
* provide dilution data, in the last sentence, assuming all outstanding options were exercised.








Board Composition, page 78
8. We note your response to comment 15 of our letter to you dated
May
8,2006.  Please revise this section as follows:
* revise the caption to include the concept of control of the Board and the Company by Mr. Porter and Ms. Bouvette and Mr. Porter`s brother;
* disclose in the first paragraph that each of your directors was selected by Mr. Porter and Ms. Bouvette;
* disclose that after the offering because of the percentage of stock that they own, Mr. Porter and Ms. Bouvette will be able to determine who serves as a director;
* disclose whether there are any corporate actions that would require the approval of any shareholders other than Mr. Porter and Ms. Bouvette and Mr. Porter`s brother; and
* disclose those actions that you can take by written consent without prior notice to shareholders.


Certain Relationships and Related Transactions, page 86
9. We note your response to comment 16 of our letter to you dated
May
8, 2006. Most of the disclosure that you added relates to your acquisition of Ascencia. As we requested, please provide similar disclosure relating to your acquisition of a seventy five percent interest in BBA, Inc from related parties and your acquisition of a thirty three percent interest from a related party. In addition, please revise the section as follows:
* disclose the amount and percentage of stock owned by the related parties;
* revise your statement, on page 87, that federal and stare bank regulatory authorities "approved" the financial and other terms of each of the three transactions to explain the limited nature of the
"approval" and to clarify that none of the authorities expressed an opinion as to the fairness of the consideration paid to shareholders;
* disclose, on page 88, the name of the financial advisor and disclose whether it had any relationship with any of the related parties.


10. Once you have determined the estimated initial public offering price of your common stock, please revise to describe each of the significant factors contributing to the difference between your estimated IPO price per share and the fair value per share of your convertible non-voting common stock at the time you acquired the minority interests of Ascencia, BBA, and Mammoth (which you disclose as $25.50 per share on page 87).

Consolidated Financial Statements

Consolidated Balance Sheets, page F-15

11. Please revise your description of non-voting common stock throughout the filing to provide an indication of its convertible nature.


Consolidated Statements of Income, page F-16

12. As a result of your reorganization and additional taxes to be incurred as a result of your termination of subchapter S corporation status for federal income tax purposes, please revise to disclose pro-forma tax expense and earnings per share on the face of the income statement for the periods ended December 31, 2005 and your most recent interim period.


Note 1 - Summary of Significant Accounting Policies, page F-20

13. Please revise the second paragraph of this footnote to more fully describe the differences between economic and control rights associated with your voting and non-voting common stock. Please also revise to more fully describe the circumstances under which non-voting common stock is convertible into voting common stock. Refer to Rule 9-03.21 and 5-02.30 of Regulation S-X.

14. Please tell us why you have issued two classes of common stock in the past and how you have historically accounted for the differences in value between voting and non-voting shares attributable to the different rights associated with the two types of stock.


Note 15 - Loan Commitments and Other Related Activities, page F-35

15. We note your response to comment 21 from our letter dated May
8,
2006. Please revise to disclose the current carrying amount of the liability, if any, for your guarantor obligations under standby letters of credit. Please also disclose the nature of any recourse provisions and any assets held as collateral associated with your standby letters of credit. Refer to paragraphs 13(c) and (d) of FIN
45. If you believe these disclosures are not applicable to you, please specifically describe the reasons why.



Note 17 - Business Combination, page F-36

16. We note your revised disclosures on page 87 in response to comment 16 from our letter dated May 8, 2006. Please revise your financial statement footnotes to more fully describe the names and ownership percentages of the related parties from whom the minority interests were acquired.

17. As a related matter, please also revise to disclose the methods used to account for each acquisition and the reasons why. For example, it is not clear from your financial statements that both the historical cost and purchase methods were used to account for various portions of your BBA minority interest acquisition.

18. We note your response to comment 23 from our letter dated May
8,
2006. Please provide us with specific examples (other than the negotiation of the Mammoth Bancorp, Inc. and BBA, Inc. transactions) to support your assertion that the past relationship between J. Chester Porter and William G. Porter suggests that the brothers do not manage their ownership relationships together or vote in concert with one another.

19. Please explain the relationship between the voting and non-voting interests of your shareholders and your assertion that J. Chester
Porter and William G. Porter do not manage their ownership relationships together or vote in concert with one another.

20. We note your disclosure on page F-37 that the aggregate purchase price of BBA was $20.2 million. However, if a $6.5 million note payable and 868,224 shares of your non-voting common stock were issued at a fair value of $25.50 per share, it appears the aggregate purchase price of BBA would be $28.6 million. Please tell us how you determined the aggregate purchase price of BBA to be $20.2 million or revise your filing as necessary.

21. We note your disclosure on page F-38 that the $25.50 per share value of your non-voting common stock was based upon management`s assessment of the company`s financial results, its prospects, and publicly available data about the banking industry. Furthermore, it appears that none of the aggregate purchase prices for each of your minority interest acquisitions were based upon independent third party valuations. With a view toward improved disclosure in your next amendment, please specifically describe, in detail, how management determined the fair values of minority interests acquired.
Your response should also describe how you and your auditors were able to conclude that the methods used to determine fair value were consistent with the provisions of paragraph 23 of SFAS 141.


Note 18 - Earnings Per Share, page F-38

22. We note your response to comment 20 from our letter dated May
8,
2006. Please revise your filing on page F-38 to disclose the number of stock options that were not considered in computing diluted earnings per share for 2003 because they were antidilutive.



      * * * * * * * * * * * * *



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Lisa A. Haynes at (202) 551-3424 or Donald
A.
Walker at 202-551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact either
Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3491
with
any other questions.


						Sincerely,



						Todd K. Schiffman
						Assistant Director





cc. 	Alan K. MacDonald, Esquire
      Frost Brown Todd LLC
      Suite 3200
      400 West Market Street
      Louisville, Kentucky 40202





Ms. Maria L. Bouvette
Porter Bancorp, Inc.
June 15, 2006
Page 1